Exhibit 99.4

MAGIC SOFTWARE ENTERPRISES LTD

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Statements of Financial Position	F-2 - F-3

Condensed Interim Consolidated Statements of Profit or Loss	F-4

Condensed Interim Consolidated Statements of Comprehensive Income	F-5

Condensed Interim Statements of Changes in Equity	F-6 - F-7

Condensed Interim Consolidated Statements of Cash Flows	F-8 - F-9

Notes to Condensed Interim Consolidated Financial Statements	F-10 - F-13

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	December 31,
	2025	2024
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$89,957	$112,779
Short-term bank deposits	-	51
Trade receivables (net of allowance for doubtful accounts of$8,387 and $7,906 as of June 30, 2025 and December 31, 2024, respectively)	133,039	123,133
Unbilled receivables and contract assets	19,900	16,683
Other accounts receivable and prepaid expenses	22,856	23,553
Total current assets	265,752	276,199

LONG-TERM ASSETS:
Deferred tax assets	5,735	4,895
Right-of-use assets	25,490	24,707
Other long-term receivables	10,179	9,261
Property and equipment, net	8,303	7,467
Intangible assets, net	44,042	45,287
Goodwill	182,151	172,515
Total long-term assets	275,900	264,132
TOTAL ASSETS	$541,652	$540,331

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	December 31,
	2025	2024
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$28,531	$23,187
Trade payables	25,358	28,753
Dividend payable to Magic Software shareholders	-	11,587
Accrued expenses and other accounts payable	55,973	58,209
Current maturities of lease liabilities	4,537	4,818
Put options for non-controlling interests	22,846	20,066
Liability in respect of business combinations	4,249	2,654
Deferred revenues and customer advances	23,802	21,031
Total current liabilities	165,296	170,305

LONG TERM LIABILITIES:
Long-term debt	41,573	36,107
Long-term lease liabilities	23,326	22,040
Liability in respect of business combinations	-	1,781
Deferred tax liabilities	7,847	7,848
Employee benefit liabilities	1,313	1,181
Total long-term liabilities	74,059	68,957

EQUITY:
Magic Software Enterprises Ltd shareholders’ equity:
Share capital:
Ordinary shares of NIS 1 par value - Authorized: 50,000,000 shares as of, June 30, 2025 and December 31, 2024; Issued and Outstanding: 49,099,305 shares as of June 30, 2025 and December 31, 2024	1,166	1,166
Additional paid-in capital	169,722	180,336
Accumulated other comprehensive loss	(3,194)	(12,114)
Retained earnings	111,143	107,802

Total equity attributable to Magic Software Enterprises Ltd shareholders	278,837	277,190
Non-controlling interests	23,460	23,879
Total equity	302,297	301,069

Total liabilities and equity	541,652	540,331

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2025	2024	2025	2024	2024
	Unaudited		Unaudited
Revenues:
Software solutions	$23,325	$18,360	$12,122	$9,238	$38,166
Maintenance and technical support	17,957	17,263	9,184	8,002	34,774
Consulting services	257,696	231,347	130,336	119,010	479,580

Total revenues	298,978	266,970	151,642	136,250	552,520

Cost of revenues:
Software solutions	5,362	5,231	2,513	2,359	10,903
Maintenance and technical support	1,727	1,652	887	802	3,235
Consulting services	208,884	184,545	105,868	94,246	380,555

Total cost of revenues	215,973	191,428	109,268	97,407	394,693

Gross profit	83,005	75,542	42,374	38,843	157,827

Research and development expenses, net	6,672	5,640	3,425	2,847	13,310
Selling and marketing expenses	23,168	20,547	12,376	10,678	42,100
General and administrative expenses	21,778	19,462	10,929	10,157	42,009
Change in valuation of contingent consideration related to acquisitions	-	427	-	121	(829)

Operating income	31,387	29,466	15,644	15,040	61,237

Financial expenses	(9,671)	(5,729)	(5,622)	(3,730)	(9,103)
Financial income	7,982	3,016	4,931	2,547	3,163
Increase in valuation of contingent consideration related to acquisitions	(101)	(166)	(34)	(52)	(302)
Company’s share of losses of a company accounted for at equity, net	(292)	(149)	(166)	(85)	(376)

Income before taxes on income	29,305	26,438	14,753	13,720	54,619

Taxes on income	6,236	5,769	3,324	3,040	11,328

Net income	$23,069	$20,669	$11,429	$10,680	$43,291

Attributable to:
Equity holders of the Company	19,396	17,830	9,918	9,033	36,883
Non-controlling interests	3,673	2,839	1,511	1,647	6,408
	$23,069	$20,669	$11,429	$10,680	$43,291
Net earnings per share attributable to equity holders of the Company

Basic and diluted earnings per share	$0.40	$0.36	$0.20	$0.18	$0.75

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2025	2024	2025	2024	2024
	Unaudited		Unaudited

Net income	$23,069	$20,669	$11,429	$10,680	$43,291

Other comprehensive income (loss) net of tax effect:

Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:

Foreign exchange differences on translation of foreign operations	11,220	(5,448)	12,713	(2,770)	(1,923)

Total other comprehensive income (loss), net of tax	11,220	(5,448)	12,713	(2,770)	(1,923)

Total comprehensive income	34,289	15,221	24,142	7,910	41,368

Total comprehensive income attributable to:
Equity holders of the Company	28,316	13,557	19,686	6,953	35,083
Non-controlling interests	5,973	1,664	4,456	957	6,285

	$34,289	$15,221	$24,142	$7,910	$41,368

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except per share data)

					Accumulated
			Additional		Other	Non-
	Share Capital		paid-in	Retained	Comprehensive	controlling	Total
	Number	Amount	capital	earnings	Income (loss)	interests	Equity

Balance as of January 1, 2025	49,099,305	$1,166	$180,336	$107,802	$(12,114)	$23,879	$301,069

Net income	-	-	-	19,396	-	3,673	23,069
Other comprehensive loss	-	-	-	-	8,920	2,300	11,220

Total comprehensive income	-	-	-	19,396	8,920	5,973	34,289

Dividend to Magic Software shareholders	-	-	-	(16,055)	-	-	(16,055)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	(2,446)	(2,446)
Cost of share-based payment	-	-	-	-	-	37	37
Excess tax benefit from share-based payment recognized in equity	-	-	787	-	-	179	966
Acquisition of non-controlling interests	-	-	(10,627)	-	-	(3,195)	(13,822)
Settlement of put options over non-controlling interest	-	-	(774)	-	-	(967)	(1,741)

Balance as of June 30, 2025	49,099,305	$1,166	$169,722	$111,143	$(3,194)	$23,460	$302,297

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except per share data)

					Accumulated
			Additional		Other	Non-
	Share Capital		paid-in	Retained	Comprehensive	controlling	Total
	Number	Amount	capital	earnings	Income (loss)	interests	Equity

Balance as of January 1, 2024	49,099,305	$1,166	$182,607	$92,522	$(10,314)	$24,963	$290,944

Net income	-	-	-	36,883	-	6,408	43,291
Other comprehensive loss	-	-	-	-	(1,800)	(123)	(1,923)

Total comprehensive income	-	-	-	36,883	(1,800)	6,285	41,368

Dividend to Magic Software shareholders	-	-	-	(21,603)	-	-	(21,603)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	(9,988)	(9,988)
Cost of share-based payment	-	-	-	-	-	1,607	1,607
Non-controlling interests arising from initially consolidated companies	-	-	-	-	-	80	80
Initial recognition of non-controlling interests	-	-	81	-	-	90	171
Acquisition of non-controlling interests	-	-	-	-	-	(314)	(314)
Settlement of put options over non-controlling interest	-	-	(2,352)	-	-	1,156	(1,196)

Balance as of December 31, 2024	49,099,305	$1,166	$180,336	$107,802	$(12,114)	$23,879	$301,069

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,	Six months ended June 30,	Year ended December 31,
	2025	2024	2024
	Unaudited	Unaudited
Cash flows from operating activities:

Net income	$23,069	$20,669	$43,291
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,996	10,106	20,762
Cost of share-based payment	37	1,195	1,607
Change in deferred taxes, net	(1,244)	(1,559)	(1,564)
Payments of contingent consideration related to acquisitions	-	-	(922)
Capital loss on sale of fixed assets	19	-	7
Change in value of financial assets measured at fair value through profit or loss	67	-	(27)
Effect of exchange rate on of cash and cash equivalents held in currencies other than the functional currency	(1,318)	389	(82)
Changes in value of short-term and long-term loans from banks and others and deposits, net	(591)	(1,089)	(676)
Working capital adjustments:
Trade receivables	(3,980)	100	(4,583)
Accrued expenses and other accounts payable	(3,504)	3,794	13,647
Other current and long-term accounts receivable	1,368	(2,071)	(4,746)
Trade payables	(4,961)	1,941	510
Deferred revenues	1,297	7,904	7,609
Net cash provided by operating activities	21,255	41,379	74,833

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,	Six months ended June 30,	Year ended December 31,
	2025	2024	2024
	Unaudited	Unaudited
Cash flows from investing activities:
Capitalized software development costs	(988)	(1,483)	(2,650)
Purchase of property and equipment	(827)	(618)	(1,535)
Cash paid in conjunction with deferred payments and contingent liabilities related to business combinations	(1,828)	(7,238)	(6,852)
Payments for business acquisitions, net of cash acquired	(3,614)	(10,248)	(12,489)
Proceeds from sale of property and equipment	47	-	45
Proceeds from sale (purchase) of financial assets, net	(532)	968	585
Change in short-term and long-term deposits	44	521	482
Investment in a company accounted for at equity	-	(123)	(198)
Net cash used in investing activities	(7,698)	(18,221)	(22,612)

Cash flows from financing activities:
Proceeds from sale of non-controlling interest	-	174	-
Dividend paid to Magic Software shareholders	(27,642)	-	(10,016)
Dividend paid to non-controlling interests	(5,232)	(2,210)	(7,870)
Repayment of lease liabilities	(3,109)	(2,956)	(6,029)
Purchase of non-controlling interest	(13,822)	(314)	(314)
Receipt of short-term and long-term loans from banks and others	26,376	10,707	12,603
Repayment of short-term and long-term loans	(18,624)	(25,018)	(33,695)
Cash paid due to exercise of put option by non-controlling interests	-	-	176
Net cash used in financing activities	(42,053)	(19,617)	(45,145)

Effect of exchange rate changes on cash and cash equivalents	5,674	(1,842)	(240)

Increase (decrease) in cash and cash equivalents	(22,822)	1,699	6,836
Cash and cash equivalents at the beginning of the period	112,779	105,943	105,943

Cash and cash equivalents at end of the period	$89,957	$107,642	$112,779

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: GENERAL

1)	Magic Software Enterprises Ltd., an Israeli company (“the Company” or “Magic”), is a leading global provider of: (i) proprietary application development and business process integration platforms that accelerate the planning, development, deployment and integration of on-premise, mobile and cloud business applications (“the Magic Technology”); (ii) selected packaged vertical software solutions; and (iii) software services and IT outsourcing services.

Magic’s software solutions and software services enable enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. To complement its software products and to increase its traction with customers, the Company also offers a complete portfolio of software services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, communications services and solutions, and supplemental IT professional outsourcing services. The Company reports its results on the basis of two reportable business segments: software solutions (which include proprietary and non-proprietary software solutions, maintenance and support and related services) and IT professional services (see Note 3 for further details).

The Company’s principal markets are in the United States, Israel, Europe and Japan.

2)	These financial statements have been prepared in a condensed format as of June 30, 2025, and for the three-month and six-month periods then ended (“the interim consolidated financial statements”). The interim condensed consolidated financial statements as of June 30, 2025, include those of the Company and its subsidiaries (“the Group”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2024, and for the year then ended, including the accompanying notes (“the annual consolidated financial statements”).

3)	Our controlling shareholder, Formula Systems (1985) Ltd., (“Formula Systems”) beneficially owns approximately 46.71% of our outstanding ordinary shares. Asseco Poland S.A., (“Asseco”), a Polish company listed on Warsaw Stock Exchange, beneficially owns 25.82% of the outstanding shares of Formula Systems.

NOTE 2: Material ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the condensed interim consolidated financial statements for all periods presented, unless otherwise stated.

1)	Basis of presentation of the interim consolidated financial statements

The interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting.

The accounting policies applied in the preparation of the interim consolidated financial statements are consistent with those applied in the preparation of the annual consolidated financial statements.

2)	Accounting pronouncements adopted in the current period or not yet adopted:

●	In August 2023, the IASB issued “Amendments to IAS 21: Lack of Exchangeability (Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”)” (“the Amendments”) to clarify how an entity should assess whether a currency is exchangeable and how it should measure and determine a spot exchange rate when exchangeability is lacking.

The Amendments set out the requirements for determining the spot exchange rate when a currency lacks exchangeability. The Amendments require disclosure of information that will enable users of financial statements to understand how a currency not being exchangeable affects or is expected to affect the entity’s financial performance, financial position and cash flows.

The Amendments apply for annual reporting periods beginning on or after January 1, 2025.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: Material ACCOUNTING POLICIES (Cont.)

The Amendments did not have a material impact on the interim consolidated financial statements.

●	IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the International Accounting Standards Board (IASB) issued International Financial Reporting Standard 18 (IFRS 18), Presentation and Disclosure in Financial Statements (hereinafter: “the new standard”), which replaces International Accounting Standard 1 (IAS 1), Presentation of Financial Statements.

The objective of the new standard is to enhance comparability and transparency in financial statements.

IFRS 18 incorporates existing requirements from IAS 1 as well as introduces new requirements for the presentation in the statement of profit or loss, including presentation of specified line items and subtotals as required by the new standard, disclosures regarding management-defined performance measures (MPMs), and new requirements for the aggregation and disaggregation of financial information.

The new standard does not change the recognition and measurement principles of items in the financial statements. However, since items in the statement of profit or loss will need to be classified into one of five categories (operating, investing, financing, income taxes, and discontinued operations), it may affect the entity’s reported operating profit.

In addition, the issuance of IFRS 18 has resulted in limited amendments to other accounting standards, including IAS 7 – Statement of Cash Flows, and IAS 34 – Interim Financial Reporting.

The new standard is to be applied retrospectively for annual reporting periods beginning on or after January 1, 2027. Early adoption is permitted, with appropriate disclosure, for periods beginning on or after January 1, 2025.

The Company is currently evaluating the impact of the new standard, including the effect of the related amendments to other accounting standards, on its consolidated financial statements.

NOTE 3: Reportable segments

a.	The Company reports its results on the basis of two reportable business segments: software solutions (which include proprietary and non-proprietary software technology) and IT professional services. The Company’s chief operating decision maker is the Chief Executive Officer who makes operating decisions, assesses performance and allocates resources on a consolidated basis.

The Company evaluates segment performance based on revenues and operating income of each segment. The accounting policies of the reportable segments are the same as those described in the summary of material accounting policies.

Headquarters’ general and administrative costs have not been allocated between the two segments.

Software solutions

The Company develops, markets, sells and supports both proprietary and non-proprietary application platforms, software applications, business and process integration solutions and related services.

IT professional services

The Company offers advanced and flexible IT services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, communications services and solutions, as well as supplemental outsourcing services.

There are no significant transactions between the two segments.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: Reportable segments (Cont.)

b.	The following is information about reportable segment results of operation:

	Software solutions	IT professional services	Unallocated expense	Total

Six months ended June 30, 2025
Total revenues	$48,296	$250,682	$-	$298,978
Expenses	35,759	229,057	2,775	267,591

Operating income (loss)	$12,537	$21,625	$(2,775)	$31,387

Depreciation and amortization	$3,851	$6,471	$674	$10,996

Six months ended June 30, 2024
Total revenues	$48,121	$218,849	$-	$266,970
Expenses	34,196	200,462	2,846	237,504

Operating income (loss)	$13,925	$18,387	$(2,846)	$29,466

Depreciation and amortization	$3,968	$5,587	$551	$10,106

Three months ended June 30, 2025
Total revenues	$24,485	$127,157	$-	$151,642
Expenses	17,831	116,665	1,502	135,998

Operating income	$6,654	$10,492	$(1,502)	$15,644

Depreciation and amortization	$1,882	$3,492	$345	$5,719

Three months ended June 30, 2024
Total revenues	$24,187	$112,063	$-	$136,250
Expenses	17,028	102,828	1,354	121,210

Operating income	$7,159	$9,235	$(1,354)	$15,040

Depreciation and amortization	$2,089	$2,855	$273	$5,217

The year ended December 31, 2024
Total revenues	$94,903	$457,617	$-	$552,520
Expenses	69,268	417,746	4,269	491,283

Operating income	$25,635	$39,871	$(4,269)	$61,237

Depreciation and amortization	$8,204	$11,368	$1,190	$20,762

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

a.	On March 11, 2025, the Company entered into a non-binding Memorandum of Understanding (“MOU”) with Matrix I.T Ltd., a related party and a leading Israeli IT services public company (whose shares are traded on the Tel Aviv Stock Exchange), regarding a potential merger. Under the proposed transaction, Matrix would acquire the entire share capital of the Company through a reverse triangular merger, resulting in Magic becoming a private company wholly owned by Matrix. Magic’s shareholders will receive merger consideration in Matrix shares. The relative valuations of both companies have been agreed upon at 31.125% for Magic and 68.875% for Matrix. Consequently, following the merger, Magic’s shareholders will hold 31.125% of the issued and outstanding share capital of Matrix, and the shareholders who held Matrix’s shares prior to the merger will hold 68.875%, both on a fully diluted basis. The transaction is subject to the completion of due diligence, execution of a definitive agreement, regulatory approvals, and shareholder approvals, including approval by a special majority of minority shareholders in accordance with Israeli law. As of the date of approval of these financial statements, the merger has not been completed and there is no certainty that it will be completed.

b.	On March 11, 2025, in accordance with its dividend distribution policy, Magic’s board of directors declared a semi-annual cash dividend of $0.327 per ordinary share for a total amount of approximately $16,055. The total cash dividend was paid on May 7, 2025, which together with prior dividend distribution declared on November 18, 2024 and paid on January 8, 2025, amounted to $27,642, reflecting approximately 75% of the Company’s distributable profits for the year ended December 31, 2024.

c.	In April 2025, the Company acquired additional ordinary shares of its Comm-IT subsidiary. Pursuant to the transaction, the Company’s ownership interest in CommIT increased from 68.15% to approximately 79.32% on a fully diluted basis. The aggregate cash consideration paid to the selling shareholders amounted to approximately NIS 50.4 million. Following the transaction, CommIT remains a consolidated subsidiary of the Company. The transaction was accounted for as an equity transaction with non-controlling interests in accordance with IFRS 10, and no gain or loss was recognized in profit or loss.

NOTE 5: SUBSEQUENT EVENTS

a.	On August 13, 2025, in accordance with its dividend distribution policy, Magic’s board of directors declared a semi-annual cash dividend of $0.296 per ordinary share for a total amount of approximately $14,500, reflecting approximately 75% of the Company’s distributable profits for the six-month period ended June 30, 2025. The dividend will be paid on October 22, 2025.